Exhibit 99.1

Bragg’s ORYX Gaming Powers New Dutch

iGaming Brand 711.nl

Platform and content partnership further expands ORYX’s presence in the growing regulated Netherlands iGaming market

Toronto, April 13, 2022 - ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), announced today a new agreement to provide its Player Account Management (PAM) iGaming platform and exclusive content to a new online casino brand, 711.nl, in the regulated Dutch market.

Pursuant to the agreement, ORYX is supplying its proprietary PAM platform for iGaming to 711.nl, which will ensure the seamless operation for the 711.nl online casino that recently received its licence and is poised to begin operation. ORYX will also deliver games developed by its in-house studios as well as exclusive content from partner studios. The new partnership represents the Company’s third agreement to provide its PAM platform to an iGaming operator for the Netherlands market and its fifth agreement to supply online gaming content in this market.

The iGaming market in the Netherlands was worth over US $200 million (EUR 185 million) in the fourth quarter of 2021, according to Gross Gaming Revenue (GGR) figures published by the Dutch regulator, and the deal with 711.nl will boost ORYX’s presence in the recently regulated country.

The agreement is another proof point of Bragg’s success with the execution of its expansion strategy in regulated markets across Europe. The Company expects to announce additional platform and content agreements in the coming months as it leverages its expertise and know-how gained from historical success in the global jurisdictions it is active in.

Chris Looney, Chief Commercial Officer at Bragg, said: “We’re well aware of how powerful and agile our turnkey solutions are for those beginning online operation in new markets. Our new partnership with 711.nl is a testament to their trust in our ability to provide them with the iGaming platform and content that will help them successfully launch and grow their presence in the Netherlands.

“We have established a very strong platform and content presence in the Dutch iGaming market and we are thrilled to make further inroads into this exciting space together with a local and well-established operator.”

Gilles De Backer, Chief Operating Officer at 711.nl, said: "We are very pleased with the license approval in the Netherlands and had the pleasure to cooperate with Oryx for the license approval process. They offered us everything we needed to get the license and are still offering us great support.

“Before we started our operations in this market we looked into many other platforms. Today we are certain that we made the right call."

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly-owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

Or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquires or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games